UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 12)

WIMM-BILL-DANN FOODS OJSC
(Name of Issuer)
ORDINARY SHARES, PAR VALUE 20 RUSSIAN RUBLES PER SHARE AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE FOURTH OF AN ORDINARY SHARE, PAR VALUE 20 RUSSIAN RUBLES PER SHARE
(Title of Class of Securities)
97263M109
(CUSIP Number)
Thomas H. Tamoney, Jr. PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577 Tel: (914) 253−3623
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. o

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97263M109
1.	Names of Reporting Persons PepsiCo, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 42,876,257.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 42,876,257.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,876,257.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 97.45% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	97263M109
1.	Names of Reporting Persons Pepsi-Cola (Bermuda) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 42,876,257.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 42,876,257.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,876,257.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 97.45% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

AMENDMENT NO. 12 TO SCHEDULE 13D

This Amendment No. 12 amends the Report on Schedule 13D, originally filed with the Securities and Exchange Commission on December 20, 2010 by PepsiCo, Inc. (“PepsiCo”) and Pepsi-Cola (Bermuda) Limited (“PCBL”), as amended by Amendment No. 1 thereto filed on December 27, 2010, Amendment No. 2 thereto filed on January 24, 2011, Amendment No. 3 thereto filed on January 27, 2011, Amendment No. 4 thereto filed on February 3, 2011, Amendment No. 5 thereto filed on February 4, 2011, Amendment No. 6 thereto filed under cover of Schedule TO on May 17, 2011, Amendment No. 7 thereto filed on May 24, 2011, Amendment No. 8 thereto filed on May 25, 2011, Amendment No. 9 thereto filed on May 27, 2011, Amendment No. 10 thereto filed on May 31, 2011 and Amendment No. 11 thereto filed on June 1, 2011 (the “Schedule 13D”).

Unless indicated otherwise, all items left blank remain unchanged in all material respects. Capitalized terms used without definitions in this Amendment No. 12 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer

Item 2.  Identity and Background

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

PCBL will pay an aggregate of 141,370,563.70 Russian rubles for Shares transferred to PCBL on June 1, 2011.  The funding for the purchase price payable in connection with such transfer will be obtained from working capital.

Item 4.  Purpose of Transaction

Item 5.  Interest in Securities of the Issuer

Item (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Based on the Issuer’s Annual Report on Form 20-F for the period ended December 31, 2009, as of April 1, 2010, the Issuer had 44,000,000 Shares outstanding.  Percentage figures are based on this number of shares outstanding.  For purposes of Rule 13d-3 promulgated under the Act, PCBL and PepsiCo, as ultimate parent of PCBL, may each be deemed to beneficially own 42,876,257.5 Shares, representing approximately 97.45% of the outstanding Shares.

Item (c) of Item 5 of the Schedule 13D is hereby supplemented as follows:

On June 1, 2011, a total of 36,401 Shares were validly transferred to PCBL in connection with the Russian Offer, representing approximately 0.08% of the outstanding Shares. PCBL will pay 3,883.70 Russian rubles for each Share so transferred.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.  Material to be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2011

PEPSICO, INC.
By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

PEPSI-COLA (BERMUDA) LIMITED
By:	/s/ Mary-Lynn Robinson
	Name:	Mary-Lynn Robinson
	Title:	President